Sub-Item 77I: Terms of new or amended securities

      At a meeting of the Board of Directors of Bridgeway Funds, Inc. (the "Company") held on February 12, 2016, the Board of Directors approved the classification of all of the authorized shares of the Bridgeway Large-Cap Growth Fund, Class N class of capital stock, all of which are unissued, into undesignated and unclassified shares of the capital stock of the Company.